EXHIBIT 99.1

MOGO INC.

(the “Company”)

CERTIFICATE OF OFFICER

TO:	THE CANADIAN SECURITIES REGULATORY AUTHORITIES

RE:	ABRIDGEMENT OF TIME PURSUANT TO NATIONAL INSTRUMENT 54-101 – COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER (“NI 54-101”)

Date:	JUNE 4, 2025

The undersigned, David Feller, Chief Executive Officer of the Company, hereby certifies for and on behalf of the Company and not in his personal capacity, intending that the same may be relied upon by you without further inquiry, that the Company is relying on section 2.20 of NI 54-101 pertaining to the abridgement of certain time periods specified in NI 54-101 and the requirements set forth in section 2.20 have been complied with. Specifically:

(a)

the Company has arranged to have proxy-related materials for the annual general meeting of shareholders of the Company to be held on June 30, 2025 to be sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	the Company has arranged to carry out all of the requirements in NI 54-101 in addition to those described in paragraph (a) above; and

(c)	the Company is relying upon section 2.20 of NI 54-101.

DATED as of the date first written above.

MOGO INC.

By:	/s/ David Feller
Name: Title:	David Feller Chief Executive Officer

(Abridgement Certificate re Annual General Meeting of Shareholders to be held on June 30, 2025)